SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 09, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
its subsidiaries

Interim condensed consolidated financial information
at September 30, 2007 and 2006 (unaudited) and
at December 31, 2006 and report of independent
auditors on limited reviews

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
TAM S.A.

1 We have carried out limited reviews of the consolidated balance sheet of TAM S.A. and its subsidiaries (the “Company”) as of September 30, 2007 and of the related statements of income, of changes in shareholders’ equity and of changes in financial position for the quarters and nine-month periods ended September 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements.

2 Our reviews were conducted in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil and mainly comprised the application of analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the consolidated financial statements. Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on these consolidated financial statements.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the consolidated financial statements reviewed by us, in order for them to be in conformity with accounting practices adopted in Brazil.

4 Our reviews were conducted for the purpose of issuing a report on the basic financial statements, taken as a whole. The consolidated statement of cash flows for the quarters and nine-month periods ended September 30, 2007 and 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements. This consolidated information has been subjected to the same review procedures described above and we are not aware of any material modifications that should be made in relation to the financial statements taken as a whole.

5 The consolidated financial statements also include accounting information as of December 31, 2006. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated March 20, 2007.

6 Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

São Paulo, November 9, 2007.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 “S” SP

TAM S.A. and subsidiaries

Condensed consolidated interim balance sheets
at September 30, 2007 (unaudited) and December 31, 2006
In thousands of reais

		September 30,	December 31,
Assets	Note	2007	2006

			(Note 21 (f))

Current
Cash and banks		200,089	122,458
Marketable securities	5	2,271,022	2,330,520
Customer accounts receivable	6	1,007,144	780,972
Inventories	7	121,457	113,875
Taxes recoverable		203,467	67,345
Advances to aircraft manufacturers	8	642,242	221,793
Deferred income tax and social contribution	20	33,390	36,117
Prepaid expenses		201,878	117,327
Other		126,132	72,765

		4,806,821	3,863,172

Non-current
Long-term assets
Advances to aircraft manufacturers	8	286.916	130,915
Deposits in guarantee	9	163,355	144,444
Judicial deposits	17	72,655	55,577
Deferred income tax and social contribution	20	155,364	109,277
Advances for aircraft maintenance		63,550	46,596
Other		20,709	26,346

		762,549	513,155

Permanent assets
Other investments		70	70
Property, plant and equipment	11	840,720	791,685
Deferred charges		129	717

		840,919	792,472

		1,603,468	1,305,627

Total assets		6,410,289	5,168,799

TAM S.A. and subsidiaries

Condensed consolidated interim balance sheets
at September 30, 2007 (unaudited) and December 31, 2006
In thousands of reais

		September 30,	December 31,
Liabilities and stockholders’ equity	Note	2007	2006

			(Note 21 (f))

Current liabilities
Suppliers		368,314	346,817
Short-term debt, including current portion of long-term debt	12	675,040	221,908
Return of Fokker 100 fleet	15	8,723	11,813
Advance ticket sales	16	823,802	759,210
Obligations under finance lease and lease payable	13	68,800	69,108
Debentures	18	25,958	60,588
Salaries and payroll charges		231,704	194,128
Taxes and tariffs payable		78,956	63,783
Income tax and social contribution payable		97,394	1,993
Interest on own capital and dividends payable		523	137,629
Interest accrued on senior notes	19	17,517	-
Other		123,443	168,720

		2,520,174	2,035,697

Non-current
Long-term liabilities
Long-term debt	12	304,907	230,864
Obligations under finance lease	13	63,027	92,954
Return of Fokker 100 fleet	15	45,829	62,806
Provision for contingencies	17	814,728	722,761
Debentures	18	500,000	508,076
Senior notes	19	551,670	-
Deferred income tax and social contribution	20	51,207	56,306
Other		30,672	2,060

		2,362,040	1,675,827

Deferred income		11,099	11,099

Minority interest		2,762	2,744

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,771,386
preferred shares at September 30, 2007 and December 31, 2006)	21	675,000	675,000
Capital reserve	21	102,855	102,855
Revaluation reserve	21	136,607	147,874
Revenue reserves	21	523,657	517,703
Retained earnings		76,095	-

		1,514,214	1,443,432

Total liabilities and stockholders’ equity		6,410,289	5,168,799

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and subsidiaries
Condensed consolidated interim statement of operations
Three and nine month periods ended September 30, 2007 (unaudited)
In thousands of reais, except number of shares and net income per thousand shares

		Three-month periods		Nine-month periods
		ended September 30,		ended September 30,

	Note	2007	2006	2007	2006

			(Note 21 (f))		(Note 21 (f))
Gross operating revenue
Air transportation revenues
Domestic	22	1,214,355	1,460,663	3,477,102	3,876,598
International	22	554,443	453,461	1,592,265	1,070,101
Cargo	22	199,712	123,989	551,663	339,611
Other operating revenues	22	177,524	137,441	491,835	377,050

		2,146,034	2,175,554	6,112,865	5,663,360

Taxes and deductions		(84,383)	(99,507)	(247,497)	(265,292)

Net operating revenue		2,061,651	2,076,047	5,865,368	5,398,068
Cost of services rendered	23	(1,519,342)	(1,283,785)	(4,277,611)	(3,460,158)

Gross profit		542,309	792,262	1,587,757	1,937,910

Operating (expenses) income
Selling	23	(362,481)	(329,626)	(1,015,137)	(849,761)
General and administrative	23	(119,127)	(111,508)	(376,392)	(307,997)
Directors’ fees	23	(3,333)	(1,477)	(17,633)	(16,087)
Financial expenses	24	(217,806)	(68,124)	(472,479)	(163,042)
Financial income	24	245,734	72,508	440,084	175,016
Other operating expenses, net		(6,959)	(24,947)	(23,520)	(61,290)

		(463,972)	(463,174)	(1,465,077)	(1,223,161)

Operating profit		78,337	329,088	122,680	714,749

Non-operating income(expenses), net		(296)	1,901	5,683	11,518

Income before income tax, social
contribution and minority interest		78,041	330,989	128,363	726,267

Income tax and social contribution
Current	20	(22,812)	(87,811)	(101,117)	(188,557)
Deferred	20	(6,729)	(27,764)	51,900	(61,442)

Income before minority interest		48,500	215,414	79,146	476,268

Minority interest		22	(282)	(82)	(707)

Net income for the period		48,522	215,132	79,064	475,561

Shares at the end of the period
(in thousands)	21	150,563	150,563	150,563	150,563

Net income per thousand shares at the
end of the period (R$)		0.32227	1.42885	0.52512	3.15855

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and subsidiaries
Condensed consolidated interim statement of changes in Stockholders’ Equity
In thousands of reais

					Revenue reserves

	Capital	Capital reserve	Revaluation reserve	Legal	Retention of profit	Retained earnings	Total

At December 31, 2005	153,909	350,782	161,196	5,988	88,212		760,087
Prior period adjustment (Note 21 (f))					(61,750)		(61,750)
Prior period adjustment – Loyalty program (Note 3 (l))						(8,919)	(8,919)

Balance at the beginning of the period – adjusted	153,909	350,782	161,196	5,988	26,462	(8,919)	689,418
Issue of shares (Note 21 (a))	26,381	183,619					210,000
Realization of revaluation reserve, net (Note 21 (c))			(915)			915
Net income for the period
Before the prior year adjustment						111,241	111,241
Prior period adjustment in 2007 relating to 2006 (Note 21 (f))						15,497	15,497
Net income for the period						126,738	126,738

At March 31, 2006 (unaudited)	180,290	534,401	160,281	5,988	26,462	118,734	1,026,156

Issue of shares (Note 21 (a))	7,935	55,229					63,164
Realization of revaluation reserve, net (Note 21 (c))			(915)			915
Reversal of revaluation reserve upon disposal of aircraft engines			(2,967)				(2,967)
Net income for the period
Before the prior period adjustment						97,103	97,103
Prior period adjustment in 2007 according to 2006 (Note 21 (f))						36,588	36,588
Net income for the period						133,691	133,691

At June 30, 2006 (unaudited)	188,225	589,630	156,399	5,988	26,462	253,340	1,220,044

Realization of revaluation reserve, net (Note 21 (c))			(876)			876
Reversal of revaluation reserve upon disposal of aircraft engines			(694)				(694)
Increase in Capital through Capitalization of reserve	486,775	(486,775)
Net income for the period
Before the prior period adjustment						212,715	212,715
Prior period adjustment in 2007 relating to 2006 (Note 21 (f))						2,417	2,417
Net income for the period						215,132	215,132

At September 30, 2006 (unaudited)	675,000	102,855	154,829	5,988	26,462	469,348	1,434,482

At December 31, 2006	675,000	102,855	147,874	33,786	489,871		1,449,386
Prior period adjustment (Note 21 (f))						(5,954)	(5,954)

Balance at the beginning of the period – adjusted	675,000	102,855	147,874	33,786	489,871	(5,954)	1,443,432
Realization of revaluation reserve, net (Note 21 (c))			(1,406)			1,406
Net income for the period						59,180	59,180

At March 31, 2007 (unaudited)	675,000	102,855	146,468	33,786	489,871	54,632	1,502,612

Realization of revaluation reserve, net (Note 21 (c))			(840)			840
Reversal of revaluation reserve upon disposal of aircraft (TAM Mercosur)			(1,204)				(1,204)
Net loss for the period						(28,638)	(28,638)

At June 30, 2007 (unaudited)	675,000	102,855	144,424	33,786	489,871	26,834	1,472,770

Realization of revaluation reserve, net (Note 21 (c))			(739)			739
Reversal of revaluation reserve upon disposal of aircraft (TAM Mercosur)			(7,078)				(7,078)
Net income for the period						48,522	48,522

At September 30, 2007 (unaudited)	675,000	102,855	136,607	33,786	489,871	76,095	1,514,214

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and subsidiaries

Condensed consolidated interim statement of changes in financial position
Three and nine month periods ended September 30, 2007 and 2006 (unaudited)
In thousands of reais

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30

	2007	2006	2007	2006

		(Note 21 (f))		(Note 21 (f))

Financial resources were generated by

Operations
Net income for the period	48,522	215,131	79,064	475,561
Expenses (income) not affecting working capital
Amortization of goodwill	179	179	538	538
Depreciation and amortization	28,165	25,611	82,215	72,806
Residual value of long lived assets disposals	27,924	5,199	31,399	10,592
Deferred income tax and social contribution	5,358	26,519	(51,186)	28,770
Provision for contingencies	51,271	47,863	91,967	72,221
Monetary and foregn exchange rate variations and interest, net	19,040	774	(18,324)	(9,000)
Minority interest	(184)	282	(22)	81

Adjusted income for the period	167,656	321,557	180,437	215,754

Stockholders
Capital increase	-	-	-	34,316
Premium on subscription of shares	-	-	-	238,848

	-	-	-	273,164

Third parties
Transfer from long-term to current assets	67,358	941	71,378	16,053
Increase in long-term liabilities	141,658	508,486	1,144,710	508,486
Decrease in long-term assets	-	31,547	-	131,980

	209,016	540,974	1,216,088	656,519

Total funds generated	389,453	862,531	1,431,842	1,581,878

TAM S.A. and subsidiaries

Condensed consolidated interim statement of changes in financial position
Three and nine month periods ended September 30, 2007 and 2006 (unaudited)
In thousands of reais	continued

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

		(Note 21 (f))		(Note 21 (f))
Financial resources were used for
Increase in long-term assets	(299,215)	23,351	360,638	32,181
Property, plant and equipment	47,747	47,515	162,061	93,269
Transfer from long-term to current liabilities	382,028	38,565	449,971	97,485
Prior Adjustment	-	-	-	8,919

Total funds used	130,560	109,431	972,670	231,854

Increase in working capital	258,893	753,100	459,172	1,350,024

Changes in working capital
Current assets	629,265	861,034	943,649	1,575,520

Current liabilities	370,372	107,934	484,477	225,496

Increase in working capital	258,893	753,100	459,172	1,350,024

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and subsidiaries

Condensed consolidated interim statements of cash flows
Three and nine month periods ended September 30, 2007 and 2006 (unaudited)
In thousands of reais

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

		(Note 21 (f))		(Note 21 (f))

Cash flows from operating activities

Net income for the period	48,522	215,131	79,064	475,560

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	28,165	25,611	82,215	72,806
Amortization of goodwill	179	179	538	538
Deferred income tax and social contribution	6,245	27,764	(51,900)	61,442
Provision for contingencies	51,271	47,863	91,967	72,221
Residual value of long lived assets disposals	27,924	5,199	31,399	10,592
Indexation charges and exchange variations, net	26,548	17,282	102,018	20,481
Minority interest	(22)	283	81	708
Other provisions	14,514	19,531	13,476	17,688

(Increase) decrease in assets
Trade accounts receivable	(38,550)	(128,434)	(226,172)	(178,467)
Inventories	(12,415)	12,962	(10,683)	2,108
Taxes recoverable	(57,762)	(574)	(136,122)	(10,878)
Prepaid expenses	(75,281)	(77)	(84,551)	10,933
Deposits in guarantee	27,583	(14,075)	(18,911)	(18,729)
Judicial deposits	(2,588)	(3,540)	(17,078)	259
Deferred income tax and social contribution	(51,996)	9,799	(48,459)	17,116
Advances to aircraft manufacturers	(47,062)	(40,418)	(576,450)	(103,719)
Advances for aircraft maintenance	35,171	-	(16,954)	-
Other	11,487	(71,964)	(47,730)	(118,892)

Increase (decrease) in liabilities
Suppliers	21,033	10,003	21,497	36,373
Finance and operating leases	7,498	(14,917)	-	(11,962)
Salaries and payroll charges	48,660	29,612	37,576	30,570
Advance ticket sales	(37,176)	93,553	64,592	226,420
Taxes and tariffs payable	9,333	2,222	15,173	18,768
Income tax and social contribution payable	23,109	1,247	95,401	(3,076)
Return of Fokker 100 fleet	(10,772)	-	(20,067)	-
Other	(25,446)	(24,451)	(16,665)	(94,919)

Net cash provided by operating activities	28,173	219,791	(636,745)	533,941

TAM S.A. and subsidiaries

Condensed consolidated interim statements of cash flows
Three and nine month periods ended September 30, 2007 and 2006 (unaudited)
In thousands of reais	continued

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

		(Note 21 (f))		(Note 21 (f))

Cash flows from investing activities

Acquisition of property, plant and equipment	(47,747)	(47,515)	(162,061)	(93,269)

Net cash used in investing activities	(47,747)	(47,515)	(162,061)	(93,269)

Cash flows from financing activities

Capital increase	-	-	-	273,164
Dividends paid	-	-	(137,106)	(29,045)
Short and long-term debt:
Issuance	31,308	330,146	503,786	941,272
Repayments (interest included)	-	(333,848)	(47,372)	(874,958)
Operating lease
Issuance	-	-	-	-
Repayments (interest included)	(12,480)	-	(18,172)	-
Debentures
Issuance	-	508,486	-	508,486
Repayments (interest included)	(38,760)	(7,103)	(91,277)	(20,661)
Senior notes
Issuance	-	-	607,080	-

Net cash provided by financing activities	(19,932)	497,681	816,939	798,258

Increase in cash and banks and financial
investments	(39,506)	669,957	18,133	1,238,930

Cash and banks and financial investments at the
end of the period	2,471,111	2,234,382	2,471,111	2,234,382
Cash and banks and financial investments at the
beginning of the period	2,510,617	1,564,425	2,452,978	995,452

Change in cash and banks and financial
investments	(39,506)	669,957	18,133	1,238,930

Supplemental disclosure of cash flow information:
Interest paid	10,871	11,373	77,964	29,093
Income taxes paid	32,171	66,449	70,493	144,678

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and subsidiaries

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September, 2007 and 2006 (unaudited) and year endedDecember 31, 2006
In thousands of reais, unless otherwise indicated

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S.A. ("TLA''), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial”) were constituted, wholly-owned subsidiaries of TLA and both headquartered in Cayman Islands.

The TLA quarterly financial information is based on the consolidation of its subsidiaries Fidelidade Viagens e Turismo Ltda. (“Fidelidade”) which operates as a travel and tourism agency under the name of TAM Viagens, TAM Capital and TAM Financial Services 1 Limited whose main activities involve aircraft acquisition and financing.

On June 13, 2005 the Company concluded a public offering of its shares on the São Paulo Stock Exchange (“BOVESPA”), which raised funds for the acquisition/lease of narrow bodied aircraft (predominantly the Airbus A320), to renovate and expand its fleet, in line with its strategy to consolidate its leadership in the domestic market and further TAM’s participation in the international market. On July 15, 2005, the over-allotment option was exercised by underwriters of the public offering. With the same objective, on March 10, 2006 the Company made an additional Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, with the exercise of a supplementary lot of shares as permitted by the Preferential Share Distribution agreement.

2 Presentation of the interim financial information

The individual and consolidated Quarterly Information was prepared in accordance with the Brazilian Law nº 6,404/76, as amended by Brazilian Law nº 9,457/97 and Brazilian Law nº 10,303/01 and with the procedures issued by the Brazilian Securities Commission (“CVM”) and by the Brazilian Institute of Independent Auditors (“IBRACON”).

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'') (formerly the Civil Aviation Department – DAC).

In accordance with Brazilian GAAP, the financial statements for the year ended December 31,2006 and the financial information for the three and nine month periods ended September 30, 2006 were retroactively adjusted to recognize all financial instrument derivatives at their fair value, because of the change in accounting policy described in the Note 21 (f).

The Brazilian GAAP differs in significant aspects from U.S. GAAP. For information regarding the differences between Brazilian GAAP and U.S. GAAP, and the reconciliation of the net profits and stockholders’ equity, see Note 31.

The Company presents its statement of cash flows as supplementary information. The statement of cash flows was prepared in accordance with the relevant IBRACON standard (which is similar to IAS 7, except for the definition of cash and cash equivalents), and reflects the main operations that affected the Company's cash and banks and financial investments. Cash and banks consist of highly liquid cash deposits and financial investments as described in Note 5.

In the Company’s opinion, the interim financial information presented herein includes all adjustments necessary for a fair presentation of the results for interim periods. The result of operations for the three and nine month periods ended September 30, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

3 Significant accounting practices

(a) Determination of results of operations

Results of operations are determined on the accrual basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

(b) Accounting estimates

The preparation of consolidated interim financial information in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the useful life of property, plant and equipment, allowance for doubtful accounts, allowance for inventories, deferred income tax assets, provision for contingencies and tax obligations under judicial dispute, valuation of derivative instruments, and assets and liabilities related to employees' benefits.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d) Current and non-current assets

  Financial investments

  The financial investments are initially recorded at acquisition cost and subsequently at market value. Investment funds are recorded at market value and are classified under financial investments under Brazilian GAAP.

  Allowance for doubtful accounts receivable

  The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses in the collection of those credits.

  Inventories

  Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for obsolete items, when applicable.

  Advances for aircraft maintenance

   An advance for aircraft maintenance represents prepayment of maintenance to lessors under some of TAM’s operating lease agreements. As the Company presents proof of the performance of such maintenance, the related advances are reimbursed.

  Goodwill and negative goodwill

  Goodwill related to the purchase of a minority interest in TLA, is based substantially on expected future profitability, and is being amortized over ten years, as from the date at which benefits are first generated. Upon consolidation the goodwill is reclassified to “Deferred charges” under Brazilian GAAP.

  Negative goodwill will be amortized upon the divestiture or write-off of this investment, and is recorded in the balance sheet as “Deferred income”.

  Property, plant and equipment

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction, plus annual revaluation of aircraft, flight equipment and land and buildings to their fair market values. Depreciation is recorded using the straight-line method at the annual rates described in Note 11, and takes into account the estimated useful lives of assets.

  Maintenance expenses are recorded using the built-in overhauls method and are amortized through the next scheduled maintenance. Amortization of capitalized maintenance is recorded within cost of services rendered.

  Other current receivables and long-term assets

  Other current receivables and long-term assets are presented at net realizable values.

(e) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(f) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(g) Advance ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized in income when the associated service is carried out or when the tickets expire.

(h) Pension plan and benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans. In accordance with CVM Deliberation Nº 371/00, the Company recognized the actuarial liability, which was initially calculated in 2001,in the statements of operations, over a five year period until 2006. For subsequent periods, obligations are actuarially determined and accrued in the statement of operations. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the defined benefits plan to the defined contribution plan.

(i) Income tax and social contribution

Current and deferred income tax and social contribution are recorded based on composite statutory rates.

Deferred tax loss carry forwards are recorded in accordance with CVM Instruction nº 371/02, and consider past profitability and expectations of future taxable income. Income tax and social contribution available for offset against tax payable are limited to 30% of annual taxable income in any single year.

The Company also recognized deferred income tax and social contribution on temporary differences, including liabilities over the surplus generated by the revaluation of assets.

(j) Leases

  Finance lease: Recorded in a specific account to reflect TAM’s liability in relation to lease contracts where the lessee holds a bargain purchase option to acquire the asset.

  Operating lease: Operating leases are all leases other than finance leases. Liabilities and the respective expenses of this type of lease are recognized as incurred.

(k) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

In the quarter ended March 31, 2007, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and beganrecognizing financial instruments at fair value market. As required by Brazilian GAAP, for purposes of comparison, the balance sheet and statements of operations of the previous period included herein have been adjusted to retroactively reflect the current practice.

(l) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to reward frequent flyers, whereby points are accumulated from TAM flights or flights with partner airline companies, or upon making purchases using the TAM Loyalty Program credit card, or using the services and products of partner entities.

On September 30, 2007, TLA's customers had earned points which had not been utilized.

During the quarter ended at March 31, 2006 the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and began to accrue a provision for future liabilities relating to the Loyalty Program.

The effect of this change in 2006 amounting to R$ 8,919 was recorded directly to stockholders' equity under retained earnings, net of the tax effect of R$ 4,597.

The Company adopts the incremental cost method to recognize its obligation to honor the program benefits, by estimating total expenses of redeeming these tickets, taking into account the current average capacity levels of the flights and marginal cost, per passenger transported (basically insurance and catering). Revenue resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants.

4 Consolidated Interim financial information

The consolidated interim financial information includes the interim financial information of TAM and its subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated
	interim financial	September 30,	December 31, 2006
	information	2007

TLA	September 30, 2007	100.00	100.00
Fidelidade	September 30, 2007	99.99	99.99
TAM Capital	September 30, 2007	100.00	-
TAM Financial	September 30, 2007	100.00	-
Mercosur	August 31, 2007	94.98	94.98
TP Participações	September 30, 2007	99.99	99.99

Among the main consolidation procedures, it is important to mention:

i. The revaluation of Mercosur’s property, plant and equipment has been considered in the consolidated financial statements, in order to assure consistency with the Company’s accounting practices, without having adjusted the corporate books in the country of origin; and

ii. The interim financial information of the company headquartered abroad (Mercosur) were translated into reais at the exchange rate at the balance sheet date.

5 Financial investments

	September 30,	December 31,
	2007	2006

Denominated in local currency
Investment funds (cash and cash equivalents)	201,103	177,049
Investment funds (trading)	1,418,650	2,054,368
Bank deposit certificates (cash and cash equivalents)	-	2,962
Others (trading)	78,437	84,846

	1,698,190	2,319,255

Denominated in foreign currency
Bank deposit certificates (cash and cash equivalents)	146,939	-
Bank deposit certificates (cash and cash equivalents)	414,128	-
Investment funds (trading)	11,765	11,295

	572,832	11,295

	2,271,022	2,330,520

Investment funds represent shares in exclusive funds, which principally include shares in money market funds, federal government securities, bank deposit certificates, debentures and may include derivatives related to such securities.

6 Customers accounts receivable

(a) Composition of balances

			September 30,	December 31,
			2007	2006

	Domestic	International	Total	Total

Credit cards	484,000	46,961	530,961	437,627
Travel agencies	231,632	37,314	268,946	218,746
Account holders	30,436	1,598	32,034	25,917
Other airlines	1,335	5,732	7,067	29,799
Cargo agencies	5,733	50,377	56,110	20,583
Prepaid checks	18,155	-	18,155	13,412
Others	123,932	18,651	142,583	73,275

Total	895,723	160,633	1,055,906	819,359

Allowance for doubtful accounts	(38,234)	(10,528)	(48,762)	(38,387)

Total	857,039	150,105	1,007,144	780,972

(b) Change in the allowance for doubtful accounts

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

Balance at the beginning of the period	42,849	26,388	38,387	31,536
Increases (recorded as “selling expenses”)	6,001	28,903	10,842	33,881
Recoveries	(88)	(9,071)	(467)	(19,197)

Balance at the end of the period	48,762	46,220	48,762	46,220

7 Inventories

(a)Composition of balances

	September 30,	December 31,
	2007	2006

Spare parts and material for repairs and maintenance	130,030	114,194
Other inventories	5,482	10,635

Total	135,512	124,829
Provision for loss on realization	(14,055)	(10,954)

Total	121,457	113,875

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in provision for loss on realization of inventory

The changes in provision for obsolete inventories are summarized as follows:

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

Balance at the beginning of the period	(11,409)	(12,233)	(10,954)	(12,527)
Additions (recorded as “cost of services rendered”)	(7,661)	(280)	(10,259)	(548)
Reversal	5,015	874	7,158	1,436

Balance at the end of the period	(14,055)	(11,639)	(14,055)	(11,639)

8 Advances to aircraft manufacturers

At September 30, 2007, advances to aircraft manufactures (current and non-current) are represented by U.S. dollar denominated contractual prepayments, made to the manufacturer, of R$ 929,158 (December 31, 2006 - R$ 352,708), equivalent to US$ 505,279 thousand (December 31, 2006 – US$ 164,971 thousand). Of this amount, R$ 286,916 (December 31, 2006 – R$ 130,915) refers to aircraft which will be delivered in the long-term.

The advances are classified as current and non-current assets, since TLA is guaranteed reimbursement of these amounts when the aircraft is leased by the manufacturer, or when the financing for the equipment is agreed.

9 Deposits in guarantee

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("LIBOR'') plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts.

10 Related-party transactions

At September 30, 2007, TLA received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 178 and R$ 730 for the three and nine month periods ended September 30, 2007 recorded as “cost of services rendered” (September 30, 2006 – R$ 402 and R$ 969), relating to services provided, such as the use of its importations area, human resource and aircraft insurance.

TLA and TAM Marília agreed to share the utilization of the hangar located by the Congonhas airport, for a period of 10 years. TLA paid to TAM Marília R$ 15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the old cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by such a location in TLA cargo activities.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled R$ 3,602 and R$ 10,728 for the three and nine month periods ended September 30, 2007 (2006 – R$ 3,483 and R$ 10,434), recorded as “Administrative expenses”.

11 Property, plant and equipment (a) Composition of balances

			September	December
			30, 2007	31, 2006

					Annual average
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate - %

Flight equipment	834,157	(387,223)	446,934	418,695	5.29
Land and buildings	200,760	(11,242)	189,518	207,467	2.39
Computers and software	105,574	(55,370)	50,204	55,522	20.00
Machinery and equipment	71,387	(35,746)	35,641	33,049	10.00
Furniture, fixtures and facilities	27,635	(12,842)	14,793	11,837	10.00
Vehicles	36,241	(28,493)	7,748	7,292	20.00
Software	13,018	(1,678)	11,340	-	33.33
Construction in progress	50,333	-	50,333	43,406	-
Other	47,427	(13,218)	34,209	14,417	5.80

	1,386,532	(545,812)	840,720	791,685

“Flight equipment” includes engines and spare parts, “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

On August 1, 2007, the Board of Directors has approved a donation of the land utilized previously by the Cargo Terminal – TAM Express, with the intention of providing the location for a memorial of the victims of the accident flight 3054. Considering that part of the building was given as part of the guarantees linked to a financial loan, the donation is conditioned to the approval of the financial institution involved. Due to this, on September 30, 2007, the amount of R$ 1,886 was recorded against the Non-operating result regarding the land which will be written-off only after formally released by the financial institute.

The reimbursement of the losses incurred with the building and others assets involved in the accident has been discussed with our insurance company and the understanding of the Board of Directors is that the losses will be fully refunded.

The liens (Note 12) on property, plant and equipment amounted to R$ 110,499 (December 31, 2006 – R 110,499).

TLA has operational leasing agreements as described in Note 14.

(b) Revaluation (Note 21 (c))

TLA updated its revaluation of aircraft engines and properties at November 30, 2006, based on an independent revaluation report issued by Engeval Engenharia de Avaliações S/C Ltda, which was approved at the Extraordinary Board Meeting held on December 29, 2006. This revaluation resulted in an increase in stockholders’ equity of R$ 9,541 or R$ 7,332 net of tax. The revaluation was based on the current fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

Mercosur revalued its aircraft engines and property at November 30, 2006, based on an independent revaluation report. This revaluation resulted in a decrease in the Company’s stockholders’ equity of R$ 633 or R$ 601 net of tax. The revaluation was based on the current fair market value of the assets.

As required by CVM Deliberation Nº 183/95, upon realization of the revaluation reserve R$ 739 and R$ 2,985 was appropriated to the “Retained earnings” in the three and nine month periods ended September 30, 2007 (2006 – R$ 876 and R$ 2,706), respectively.

12 Short and long-term debt

			Payment terms and	September 30,	December 31,
	Guarantees	Interest rates (weighted average)	year of last payment	2007	2006

Local currency
Leasing of IT equipment	Promissory note of R$ 8,264	Fixed interest to 3.0% p.a. to 23.4% p.a. (12.0% p.a.)	Monthly until 2008	18,949	7,534
Leasing of IT equipment	Promissory note of R$ 13,497	CDI + 1.3% p.a. to 3.0% p.a. (2.9% p.a.)	Monthly until 2010	11,634	32,269
FINEM – Sub credit A	Lien over assets and accounts receivable	TJLP + 4.5% p.a.	Monthly until 2011	61,982	72,979
FINEM – Sub credit B	Lien over assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a.	Monthly until 2012	8,663	11,762
Compror	No guarantee	100% p.a. to 101,5% p.a. CDI (102.0% p.a.)	Monthly until 2007	239,033	129,952
Others	Liens + promissory notes of R$ 7,131	TJLP + 3.04% p.a. to 5.5% p.a. (10.3% p.a.)	Monthly until 2012	7,151	6,006

Total in local currency				347,412	260,502

Foreign currency
FINIMP	Promissory note of US$ 21,761 thousand	Fixed interest 5.6% p.a. to 6.32% p.a. and 12 month	Annual until 2009	124,871	134,113
		LIBOR + 0.2% to 1.6% p.a. (5.8% p.a.)
International Finance Corporation -IFC	Guarantee deposit of US$ 2,500 thousand	6 month LIBOR+1.6% p.a. to 3.0% p.a. (7.8% p.a.)	Six-monthly until 2012	56,832	42,083
Leasing renegotiation	Letter of guarantee	Fixed instalments of US$ 55 thousand	Monthly until 2022	11,687	14,014
Financing - Machinery and equipment	Guarantee deposit	1 month LIBOR + 5.0% p.a. (10.3% p.a.)	Monthly until 2008	803	1,308
Financing – Advances to aircraft
manufacturers	Unconditionally guarantee	1 month LIBOR + 0.6% p.a.	Monthly until 2008	437,699
Others	Promissory notes of US$ 3,165 thousand	6 month LIBOR or fixed interest (8.5% p.a.)	Monthly until 2007	643	752

Total in foreign currency				632,535	192,270

Total in local and foreign currency				979,947	452,772

Current				(675,040)	(221,908)

Non-current				304,907	230,864

FINIMP – Import Financing, FINEM – Government Agency for Machinery and Equipment Financing. TJLP – Long-term Interest Rate and CDI – Interbank Deposit Certificate.

Long-term amounts mature as follows:

	September 30,	December 31,
Year	2007	2006

2008	186,610	79,092
2009	58,252	90,437
2010	25,383	24,548
2011	22,536	22,818
2012	3,539	3,997
After 2012	8,587	9,972

	304,907	230,864

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation(“IFC”) in the amount of US$ 50 million, US$ 33 million to be used for the financing of advances to aircraft manufacturers for future aircraft and US$ 17 million as working capital. In the nine months ended September 30, 2006, the US$ 17 million working capital portion was drawn down. In the second semester of 2006, US$ 3.9 million was used for financing pre-payments to aircraft manufacturer. Liens on equipment and liens on accounts receivable to secure the loan.

The Company is subject to covenants under its loan facilities such as financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of September 30, 2007 the Company is in compliance with all of its covenants.

13 Leases Payable

		Monthly
		payments
		with final	September	December
	Rates (Weighted average)	due date	30, 2007	31, 2006

Foreign currency denominated
Airbus A319/A320 engines	6-Month LIBOR (5.1% p.a.)	2015	40,717	46,166

Airbus A330 engines and spare parts	1-Month LIBOR (5.1%p.a.)	2009	4,275	5,939

Refinancing of operational lease installments:	1-Month LIBOR (5.1% p.a.)	2009	17,156	24,365
	6-Month LIBOR (5.1% p.a.)	2016	45,453	73,465
	3-Month LIBOR (5.2%p.a.)	2009	12,315	8,247
	Fixed interest of from 1.1% p.a.	2009	11,911	3,880

			131,827	162,062

Current			(68,800)	(69,108)

Non-current			63,027	92,954

Long term finance leases and operating lease liabilities mature as follows:

	September 30,	December
Year	2007	31, 2006

2008	28,141	27,814
2009	7,736	27,765
2010	6,000	13,691
2011	5,603	8,631
2012	4,977	5,845
After 2012	10,570	9,208

	63,027	92,954

14 Commitments

(a) Operating leases

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 13 Fokkers-100, 15 Airbus A319, 63 Airbus A320, 2 Airbus A321, 10 Airbus A330 and 3 MD-11 (December 31, 2006 - 17 Fokkers-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330). These contracts are for average of 102 months and are denominated in US dollars and subject to LIBOR. The cost of aircraft leases, recognized in the consolidated statement of operations in “Costs of services rendered”, R$ 220,153 and R$ 625,312 for the three and nine month periods ended September 30, 2007 (2006 – R$ 189,143 and R$ 532,941), respectively equivalent to US$ 114,801 thousand and US$ 312,235 thousand (2006 – US$ 87,127 thousand and US$ 243,864 thousand), respectively.

In addition, to meet the payment conditions established by contract, the Company issued promissory notes guaranteed by TAM totaling at September 30, 2007 US$ 50,053 thousand (December 31, 2006 – US$ 60,943 thousand).

Future disbursements due on these contracts (expressed for purpose of convenience in US dollars, at the balance sheet exchange rates) are as follows:

Future disbursements due by year are as follows:

		Monthly	Thousands of US
		payments with	Dollars

		final due	September	December
	Rates (weighted average)	payment in	30, 2007	31, 2006

Airbus A319	1-Month Libor (5.1% p.a.)	2014	119,950	115,713
	3-Month Libor (5.2% p.a.)	2013	33,738	15,279
	6-Month Libor (5.1% p.a.)	2020	228,819	177,065

Airbus A320	Fixed interest to 4.0% p.a.	2012	104,758	65,708
	1-Month Libor (5.1% p.a.)	2015	191,027	124,924
	3-Month Libor (5.2% p.a.)	2022	764,149	419,584
	6-Month Libor (5.1% p.a.)	2020	689,469	505,146

Airbus A321	3-Month Libor (5.2% p.a.)	2019	111,694	-

Airbus A330	6-Month Libor (5.1% p.a.)	2017	454,300	443,196
	Fixed interest of 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	211,679	231,110

Fokker 100	Fixed interest 1.10% p.a. to 2.00% p.a. (1.1% p.a.)	2011	38,159	73,934
	6-Month Libor (5.1% p.a.)	2007	892	6,961

MD 11	Fixed payment US$ 399	2008	11,970	-

Airbus engines	Fixed interest 0.9% p.a. to 1.0% p.a. (0.96% p.a.)	2011	11,457	7,143
	6 Month Libor (5.1% p.a.)	2014	7,353	8,359

			2,979,414	2,194,122

Long term finance leases and operating lease liabilities mature as follows:

	Thousands of US Dollars

Year	September 30, 2007	December 31, 2006

2007	434,652	332,949
2008	114,822	307,169
2009	392,331	276,941
2010	373,321	264,053
2011	354,265	247,434
2012	315,421	231,711
After 2012	994,602	533,865

	2,979,414	2,194,122

(b) Commitments for future aircraft acquisition

In 1998, TLA signed an agreement to purchase Airbus aircraft. Based on this contract, TLA had at September 30, 2007, a commitment to purchase 2 A320 aircraft to be delivered through 2008.

In 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321), remaining 16, the delivery of the A320 family aircraft are scheduled up to 2010.

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (12 A319, 16 A320, 3 A321 and 6 A330) for delivery by 2010.

On June 28, 2007, the Company also signed a Memorandum of Understanding signaling its intention to purchase 22 Airbus A350XWB models 800 and 900, with an additional 10 options; the A350 aircrafts will be delivered between 2013 and 2018.

Additionally, the Company had confirmed the exercise of four options for Airbus A330, where two A330 will be delivered in 2010 and the other two A330 will be delivered in 2011. The exercise of these four Airbus A330 is related to the agreement signed at the end of 2006.

In 2006, the Company contracted the purchase of 4 new Boeing 777-300 ER with 4 options for the same aircraft, which were exercised in 2007, and therefore, the Company has agreements to purchase eight Boeing aircraft, for delivery starting from 2008

The Company had also signed a short leasing operation for 3 aircrafts MD-11 with Boeing, that will serve as a bridge lean until the delivery of the 4 Boeing 777-300 ER.

15 Return of the Fokker 100 fleet

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease contracts, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.

TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

At September 30, 2007, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 54,552 (December 31, 2006 – R$ 74,619), equivalent to US$ 29,666 thousand (December 31, 2006 – US$ 34,901 thousand), of which R$ 8,723 (December 31, 2006 – R$ 11,813) is classified in current liabilities.

Non-current maturities have the following distribution:

Year	September 30, 2007	December 31, 2006

2008	2,722	12,659
2009	14,496	16,854
2010	16,428	19,101
2011	12,183	14,192

	45,829	62,806

16 Advance ticket sales

At September 30, 2007, the balance recorded as of advance ticket sales is R$ 823,802 (December 31,2006 – R$759,210 represented by 2,619,309 (December 31, 2006 –2,263,942) ticket coupons sold but not yet used.

17 Provision for contingencies and judicial deposits

(a) Contingent liabilities

Management of TLA and Mercosur recorded provisions for the estimated loss in connection with amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning of such legislation.

At September 30, 2007 the amount of provisions and corresponding deposits in court are summarized below:

				December
		September 30, 2007		31, 2006

	Provisions for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
Contribution for Social Security - COFINS (i)	307,424	(25,397)	282,027	274,835
Social Integration Program PIS (i)	88,615	(8,450)	80,165	73,323
Additional tariff (ii)	302,077	-	302,077	247,790
Withholding income tax (IRRF) on leases	12,501	-	12,501	11,910
Airline staff fund (iii)	65,389	-	65,389	50,514
Income tax	-	(3,164)	(3,164)	(3,164)
Others	9,090	(16,471)	(7,381)	13

	785,096	(53,482)	731,614	655,221

Labor contingencies (iv)	12,025	(4,033)	7,992	(3,845)
Civil contingencies	17,607	(15,140)	2,467	15,808

	814,728	(72,655)	742,073	667,184

(i) Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and for others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC interest rate.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base is unconstitutional. During the first quarter, the Company has been successful in obtaining a favorable ruling on one process which has enabled the partial reversal of the established provision in the amount of R$ 7,560, where R$ 3,496 has been from administrative expenses and R$ 4,064 from financial expenses. At September 30,2007, seven processes are yet to be judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) On March 31, 2007 judicial deposits have a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation nº 15/87.

(v) Value-Added Tax - ICMS

(a) On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision at September 30, 2007 of R$ 8,198 (December 31, 2006 – R$ 7,467), in Taxes and tariffs payable. The installments due in more than one year at September 30, 2007 totaling R$ 146 (December 31, 2006 – R$ 171) are classified as long-term liabilities under “Other liabilities”.

(b) Collection of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 and corresponding indexation adjustments, when final recovery is assured.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

At beginning of the period	763,457	678,459	722,761	654,101
Increase (recorded as “administrative expenses”)	95,459	96,856	234,252	256,082
Reversals (recorded as “administrative expenses”)	-	(2,598)	(462)	(2,685)
Payments	(44,188)	(46,395)	(141,823)	(181,176)

At the end of the period	814,728	726,322	814,728	726,322

The Company and its subsidiaries are involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 399,360 at September 30, 2007 (December 31, 2006 - R$ 292,242). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are possible but not probable and therefore, no provision has been recorded.

(b) Contingent assets

(i) Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by a lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to arreas interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

(ii) Additional tariff “ATAERO”

TLA filed an action against the legality of the additional airport tariffs (ATAERO), which rate is 50% on the tariff amount. At September 30, 2007, the amount under discussion totaled R$ 501,000 (unaudited) (December 31, 2006 - R$ 430,000 (unaudited)), not recognized in the financial statements.

..

18 Debentures

The outstanding balance per issue is set out below:

			Amount	September 30,	December
Issue Date	Series	Quantity	issued	2007	31, 2006

TAM
August 1, 2006	Sole	50,000	10,000	509,167	528,573

TLA
April 22, 2003	First	473,006	47,301	8,557	21,282
April 22, 2003	Second	222,835	22,284	4,031	10,026
May 16, 2003	Third	177,165	17,717	4,203	8,783

		873,006	87,302	16,791	40,091

Total				525,958	568,664

Current				(25,958)	(60,588)

Non-current				500,000	508,076

TAM

On July 7, 2006 the Board of Directors approved that issue for public distribution of nominative book-entry, non-convertible debentures with no guarantee or preference but for provided by TLA.

The debentures have a nominal value of R$ 10,000.00 and a term of six years. The repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the securities custodian and settlement chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 stockholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee corresponds to the receivables from travel agents and at Bank Boston Banco Multiplo S.A. (Itaú), on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

19 Senior notes

On April 25, 2007, TAM Capital Inc., has issued 7.375% US$ 300 million senior guaranted notes due 2017 (“Notes”) in a transaction under the United States Securities Act of 1933, as amended. Even with the exemption, the Company opted to register the securities with the SEC in October 2007. At September 30, 2007, the outstanding amount of the Notes was R$ 569,187, equivalent to US$ 309,526 thousand, including R$ 17,517 of interest accrued classified as current liabilities.

20 Income tax and social contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

		(Note 21 (f))		(Note 21 (f))
Income before income tax and social
contribution	78,041	330,989	128,363	726,267
Composite statutory rate - %	34%	34%	34%	34%

Nominal income tax and social contribution	(26,534)	(112,509)	(43,644)	(246,931)
Non deductible /non taxable items	(3,007)	(3,066)	(5,573)	(3,068)

	(29,541)	(115,575)	(49,217)	(249,999)

Income tax and social contribution
Current expense	(22,812)	(87,811)	(101,117)	(188,557)
Deferred (expense) benefit	(6,729)	(27,764)	51,900	(61,442)

	(29,541)	(115,575)	(49,217)	(249,999)

(b) Composition of deferred income tax and social contribution assets

	September 30,	December 31,
	2007	2006

		(Note 21 (f))
Social contribution carry forwards	-	8,251
Temporary differences	188,754	137,143

	188,754	145,394

Current	(33,390)	(36,117)

Non-current	155,364	109,277

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations. Income tax losses and negative basis of social contribution carry forwards do not expire, but are limited to compensation of 30% of taxable income per year

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded by TLA at September 30, 2007 is net of income and social contribution charges of R$ 51,207 (December 31, 2006 – R$ 56,306).

21 Shareholder’s equity

(a) Capital

As at September 30, 2007, subscribed and paid-in capital is comprised of 150,563,341 shares (December 31, 2006 – 150,563,341), of which 59,791,955 are common shares (December 31, 2006 – 59,791,955) and 90,771,386 are preferred shares (December 31, 2006 – 90,771,386). Authorized capital amounts to R$ 1,200,000 (December 31, 2006 – R$ 1,200,000) and can be increased upon issuance of common and preferred share with the Board of Directors’ approval.

At September 30, 2007 the Company did not hold any shares in treasury.

Common share confer to its bearer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company and the secondary offering of 30,618,098 preferred shares. The price of the primary offering of preferred shares was R$ 42.00, totaling R$ 210,000. The share premium on the issue was R$ 183,619.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share, totaling R$ 63,164. The share premium on the issue was R$ 55,229.

During 2006, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares. Since April, 2006 the free float was 45.39% (unaudited).

(b) Capital reserve – share premium account

The premium on the subscription of shares is allocated to all stockholders on an equal basis.

(c) Revaluation reserve (Note 11(b))

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to retained earnings for the three and nine month periods ended September 30, 2007, amounted to R$ 739 and R$ 2,985 (2006 – R$ 876 and R$ 2,706), respectively. Of the total reserve, R$ 31,418 (December 31, 2006 – R$ 35,948) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction nº 197/93, the deferred tax charges on the revaluation reserve, which at September 30, 2007 amounted to R$ 51,207 (December 31, 2006 - R$ 56,306), are recognized in the statement of operations to the extent that the reserve is realized.

(d) Dividends and interest on stockholders’ equity

Pursuant to the Company's statutes, stockholders are assured a minimum dividend of 25% of adjusted net income for the year, after deducting 5% appropriated to the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Stock option plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved the stock option plan.

The maximum dilution effect to the Company's stockholders is 2% of outstanding shares, or 2,857,247 shares, for share options to be granted to full time employees by the Board of Directors.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time.

At the Extraordinary Stockholders’ Meeting held on September 27, 2007, the stockholders approved the special granting of stock options for two hundred and thirty thousand (230,000) preferred shares issued by the Company to a Directors, in compliance with the following conditions: (a) the price of shares subject to the stock option granted shall be the average price of the Company’s preferred shares in the month of August 2007, according to the BOVESPA; (b) the price per share determined pursuant to the abovementioned condition shall be granted with a twenty percent (20%) discount; (c) the options may be exercised within twenty-four (24) months as of the granting date, as long as, during that term, the Director does not terminate his work agreement without reason, nor does the Company with reason; (d) the granting right and the exercise of the options is maintained in cases of permanent disability or decease of the Director, and may be exercised by his heirs and successors; (e) the granting approved herein must happen on this date, and the Board of Executive Officers shall be responsible for taking all applicable measures; (f) this granting is extraordinary and does not harm the rights of the Director in relation to the granting resulting from the Company’s Stock Option Plan, since his hiring.

The Board of Directors granted the release of 955,005 preferred shares and 230,000 preferred shares to be used as options under the plan below:

	1st grant	2nd grant	Special grant

Date	December 28, 2005	November 30, 2006	September 27, 2007
Number of shares	715,255	239,750	230,000
Exercise price – R$ per share	14.40	43.48	38.36
Readjustment index	IGPM	IGPM	IGPM

(f) Prior period adjustment

During the first quarter ended March 31, 2007, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and began to record derivative financial instruments at their fair value market. The previous accounting practice was to recognize derivative financial instruments at their amortized cost. The Company retrospectively applied this accounting practice to prior periods.

For the three and nine months periods ended September 30, 2006, the statement of operations effect of recording derivatives at fair market value was a benefit of R$ 3,662 and R$ 82,579 (R$ 2,147 and R$ 54,502 net of the tax effect), respectively.

22 Gross Sales Report

The Company presents its gross sales information segmented by type of service rendered and geographic area:

(a) By type of service rendered

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,		Variation (V%)

					Three-	Nine-
					month	month
	2007	2006	2007	2006	periods	periods

Domestic revenue
Schedule - Passenger	1,181,110	1,399,424	3,362,210	3,709,355	(15.6)	(9.4)
Charter - Passenger	33,245	61,239	114,892	167,243	(45.7)	(31.3)
Cargo	87,083	84,881	259,953	234,065	2.6	11.1

	1,301,438	1,545,544	3,737,055	4,110,663	(15.8)	(9.1)

International revenue
Schedule - Passenger	542,838	439,447	1,573,700	1,047,865	23.5	50.2
Charter - Passenger	11,605	14,014	18,296	22,236	(17.2)	(17.7)
Cargo	112,629	39,108	291,979	105,546	>100	>100

	667,072	492,569	1,883,975	1,175,647	35.4	60.3

Other operating revenue
Partnerships with TAM Loyality
Program	74,619	56,382	215,984	145,696	32.3	48.2
Aircraft sub-lease	-	6,929	-	33,992	<100	<100
Travel and tourism agencies	9,285	5,718	17,426	16,358	62.4	6.5
Others (includes expired tickets)	93,620	68,412	258,425	181,004	36.8	42,8

	177,524	137,441	491,835	377,050	29.2	30.4

Gross operating revenue	2,146,034	2,175,554	6,112,865	5,663,360	(1.4)	7.9

(b) By region

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,		Variation (V%)

					Three-	Nine-
					month	month
	2007	2006	2007	2006	periods	periods

Brazil	1,478,963	1,682,984	4,228,891	4,487,715	(12.1)	(5.8)
Europe	275,414	189,011	774,156	419,986	45.7	84.3
North America	262,896	123,546	738,968	391,239	>100	88.9
South America (excluding Brazil)	128,761	180,013	370,850	364,420	(28.5)	1.8

	2,146,034	2,175,554	6,112,865	5,663,360	(1.4)	7.9

23 Main costs and expenses

(a) Three-month periods ended September 30:

	2007						2006

				Expenses

	Cost of		General
	services		and admi-	Directors’
	rendered	Selling	nistrative	fees	Total	%	Total	%

Personnel	267,805	28,934	25,612	3,333	325,684	16.3	207,210	12.0
Fuel	656,183	-	-	-	656,183	32.7	601,540	34.8
Depreciation and amortization	20,137	340	8,408	-	28,885	1.4	25,611	1.5
Maintenance and repairs (except personnel)	131,294	-	-	-	131,294	6.6	104,742	6.1
Aircraft insurance	8,340	-	-	-	8,340	0.4	9,486	0.5
Landing, take-off and navigation tariff	111,585	-	-	-	111,585	5.6	84,692	4.9
Leasing of aircraft and equipment	223,796	1,015	1,689	-	226,500	11.3	193,289	11.2
Services rendered by third parties	27,428	47,979	66,853	-	142,260	7.1	155,657	9.0
Selling and marketing		259,887		-	259,887	13.0	241,769	14.0
Other	72,774	24,326	16,565	-	113,665	5.7	102,400	6.0

	1,519,342	362,481	119,127	3,333	2,004,283	100.0	1,726,396	100.0

(b) Nine-month periods ended September 30:

	2007						2006

				Expenses

	Cost of		General
	services		and admi-	Directors’
	rendered	Selling	nistrative	fees	Total	%	Total	%

Personnel	730,550	81,318	72,826	17,633	902,327	15.9	602,191	13.0
Fuel	1,867,441	-	-	-	1,867,441	32.8	1,579,145	34.0
Depreciation and amortization	60,360	1,205	21,188	-	82,753	1.5	72,806	1.6
Maintenance and repairs (except personnel)	341,565	-	-	-	341,565	6.0	284,789	6.1
Aircraft insurance	25,218	-	-	-	25,218	0.4	26,728	0.6
Landing, take-off and navigation tariff	314,686	-	-	-	314,686	5.5	226,541	4.9
Leasing of aircraft and equipment	635,711	2,473	5,858	-	644,042	11.3	542,887	11.7
Services rendered by third parties	93,772	126,806	182,604	-	403,182	7.1	399,474	8.6
Selling and marketing		687,468	-	-	687,468	12.1	642,688	13.9
Other	208,308	115,867	93,916	-	418,091	7.4	256,754	5.6

	4,277,611	1,015,137	376,392	17,633	5,686,773	100.0	4,634,003	100.0

24 Financial income and expense

	Three-month periods		Nine-month periods

	ended September 30,		ended September 30,

	2007	2006	2007	2006

		(Note 21 (f))		(Note 21 (f))

Financial income
Interest from investments and others	65,261	64,760	218,660	153,139

Exchange variation	122,327	6,937	106,633	14,423

Discounts obtained	1,241	769	10,788	2,196

Financial instruments gain	56,836	-	103,762	4,545

Other	69	42	241	713

	245,734	72,508	440,084	175,016

Financial expense

Exchange variation	(146,559)	(10,214)	(175,775)	(4,435)

Interest expense	(61,837)	(33,132)	(170,298)	(92,343)

Tax on Bank Account Transactions – CPMF	(4,737)	(8,133)	(17,094)	(19,091)

Trade discounts	(733)	(179)	(1,780)	(4,209)

Financial instruments losses	-	(14,202)	(99,720)	(31,574)

Other	(3,940)	(2,264)	(7,812)	(11,390)

	(217,806)	(68,124)	(472,479)	(163,042)

Financial income (expense), net	27,928	4,384	(32,395)	11,974

25 Benefits to employees

(a) Supplementary pension plan

TLA sponsors three private pension plans TAM Prev I, II and III which supplement retirement benefits. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At September 30, 2007, there are still 5 participants which have not transferred into the PGBL.

The sponsors contribution paid in the period ended September 30, 2007 amounted to R$ 9,292 (December 31, 2006 - R$ 2,905).

The independent actuary’s evaluation, dated January 29, 2007, shows a pension asset of R$ 621, not included in the Company’s financial statements.

Actuarial assumptions

The Projected Unit Credit Method was applied by an independent actuary based on the following actuarial assumptions (nominal rates, including inflation):

	Annual percentage

	2006	2005

Economic
Discount rate	11.83	11.83
Expected return on plan assets	13.72	13.72
Future increase in social security benefits	5.00	5.00
Future salary increases	7.10	7.10
Inflation	5.00	5.00

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at September 30, 2007, the provision for payment of this benefit in the amount of R$ 12,758 (September 30, 2006 – R$ 36,252).

26 Insurance coverage

TAM’s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels deemed necessary in light of the nature of our assets and operational risks. Given the nature of the risk assumptions adopted, we do not revise these assessments quarterly and, accordingly, our independent auditors also do not review these assessments.

At September 30, 2007, based on the aircraft fleet of TAM Linhas Aéreas S.A and Transportes Aéreos del Mercosur, our coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

In addition, the Brazilian Government (through Law 10,744 of October 9, 2003 and Decree nº 5,035 of April 05, 2004) has committed to match civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$ 1 billion. The Company maintains insurance for the coverage of these risks and civil liabilities. Any payments for aircraft affected by such events would be covered by the insurance that we maintain.

Our subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from robbery, risk, fire, flooding, electrical damage or other similar events affecting our facilities, vehicles or other property.

The Company maintains adequate insurance for risks which are expected to cover any obligations generated by the accident on July 17, 2007, of TAM flight 3054, with the aircraft Airbus A320.

27 Financial instruments

(a) General considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

During the first quarter ended March 31, 2007, the Company, in order to align its accounting practices with those of the U.S. GAAP, changed its criteria for recognizing financial instruments to fair value market. Changes in market value are included in the Company’s results of operations

(i) Risk of the price of fuel

Airline companies are exposed to the volatility in fuel prices. Fuel represented for the three and nine month periods ended at September 30, 2007 32.7% and 32.8% (2006 – 34.8% and 34.0%), respectively of cost of services rendered, commercial, sales and administrative expenses.

At September 30, 2007, these operations, with maturity up to July, 2008 are equivalent to approximately 4,200 thousand barrels (December 31, 2006 – 1,150 thousand barrels).

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency. The existing policy for hedging foreign exchange risk is to cover hard currency cash flow (net) for the subsequent months. At September 30, 2007 the period protected against the foreign exchange rate risk amounted to the following 3 months, based on scenarios and volatility.

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities.

At September 30, 2007, contracts with options to hedge risks with liabilities to suppliers and financing total R$ 273,520 - US$142,000 thousands (December 31, 2006 – R$ 1,137,416 – US$ 532,000 thousand), with maturities up to December 2007.

(iii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions having low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial investments

Represented by funds applied in quotas of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as DI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

28 Loyalty Program

At September 30, 2007, the TAM Loyalty Program carried 2,300,910 (unaudited)(December 31, 2006 – 1,782,397 (unaudited)) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are earned. For the three and nine months ended September 30, 2007, 272,483 and 717,402 (unaudited) (September 30, 2006 — 194,392 and 506,988 (unaudited)), respectively, free tickets were granted and used by our clients. The incremental costs of points earned under the Loyalty Program for the period ended September 30, 2007 was R$ 20,582 (December 31, 2006 - R$ 19,039) recorded as “Other liabilities” The basis to calculate the incremental costs accrual is an estimate of the redemption of tickets by other airline companies, quantity of points accumulated, tickets redeemed, estimation for expired points, non-redeemed accumulated points, valued by the incremental costs of service on board, fuel, insurance and boarding pass.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption in tickets. This limits any growth in the liability from the program, which main activities involve aircraft acquisition and financing.

29 Subsequent events

(i) On October 31, 2007 TLA was authorized by the Extraordinary Stockholders' Meeting to participate as an investor in the Cayman Islands’ offshore company TAM Financial Services 2 Limited, which main activities involve aircraft acquisition and financing.

(ii) On November 1, 2007 the Extraordinary Stockholders' Meeting approved the extension of the term to subscribe stock options, as previously approved in the Meeting held on August 29, 2009 referred to in Note 22 (e), to November 15, 2007.

30 Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

The accountings practices of the Company are in accordance with Brazilian GAAP (Note 3) which differ significantly from U.S. GAAP, as summarized below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and stockholders' equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company’s permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, stockholders' equity under U.S. GAAP was increased by R$ 17 (December 31, 2006 - R$ 68), due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 17 and R$ 51 for the three and nine months periods ended September 30, 2007 (2006 - R$ 22 and R$ 66), respectively.

(c) Property, plant and equipment

(i) Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 136,607 at September 30, 2007 (December 31, 2006 - R$ 147,874). In the statement of operations, these effects totaled R$ 739 and R$ 2,982 for the three and nine month periods ended September 30, 2007 (2006 - R$ 876 and R$ 2,706), respectively.

(ii) Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset. All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") nº 13 "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

  The lease transfers ownership of the property to the lessee by the end of the lease;

  The lease contains a bargain purchase option, for price below market value;
  The lease term is equal to 75 percent or more of the estimated economic life of the leased asset; and
  The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At September 30, 2007, TAM had 41 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 17 units; Airbus A330 – 8 units:Airbus, Airbus A321- 2 units and Fokker 100 – 5 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at September 30, 2007, R$ 3,922,767, has been recorded in the balance sheet, while accumulated depreciation amounted to R$ 751,209. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330. The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP interim financial information totaled R$ 35,551 and R$ 103,444, for the three and nine month periods ended September 30, 2007 (2006 - R$ 33,392 and R$ 100,551), respectively. Foreign exchange gains (losses) on financial lease payables totaled R$ 106,485 and R$ 335,889 for the three and nine month periods ended September 30, 2007 (2006 - R$ 10,422 and R$ 188,736), respectively. Interest expenses on the financial lease obligation of theses aircraft totaled R$ 32,798 and R$ 102,214, for the three and nine month periods ended September 30, 2007 (2006 - R$ 28,631 and R$ 92,876), respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft was reversed during all periods and totaled R$ 95,682 and R$ 273,838 for the three and nine month periods ended September 30, 2007 (2006 R$ 84,578 and R$ 251,827), respectively. The residual value of aircrafts returned have been written off upon return and totaled R$ 4,636 and R$ 9,797 for the three and nine month periods ended September 30, 2007 (2006 - R$ 4,023).

For reconciliation purposes, the accumulated effects in stockholders’ equity totaled R$ 999,713 at September 30, 2007 (December 31, 2006 – R$ 605,454)

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

		September	December
	Rates (weighted average)	30, 2007	31, 2006

Foreign currency

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	65,806	161,035
Airbus A319/Airbus A320 aircraft and engines	6-Month LIBOR(5.13% p.a.)	1,429,035	1,200,799
Airbus A330 aircraft, engines and spare parts	1-Month LIBOR (5.12% p.a.)	776,422	979,389
Lease obligations	1-Month LIBOR (5.12% p.a.)	1,444	4,526
	6-Month LIBOR (5.13%p.a.)	400	16,436
	3-Month LIBOR (5.23% p.a.)	3,031	3,998
	Fixed interest of from 1.1% p.a.	11,710	2,842

		2,287,849	2,369,025

Current		(374,213)	(335,254)

Non-current		1,913,636	2,033,771

The lease obligations above are secured by letters of guarantee issued by the Company.

Long-term amounts mature as follows:

	September 30,	December 31,
Year	2007	2006

2008	80,385	242,411
2009	220,973	253,952
2010	214,959	236,641
2011	222,317	228,747
2012	226,520	230,414
After 2012	948,482	841,606

	1,913,636	2,033,771

(iii) Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS nº 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level of hich identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the periods presented.

(iv) Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS nº 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the leasee, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

			September	December
			30, 2007	31, 2006

	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net

Transaction Airbus A330 (i)	319,073	(161,752)	157,321	177,263
Transaction Airbus A320 (ii)	54,957	(24,733)	30,224	34,348

	374,030	(186,485)	187,545	211,611

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the three and nine month periods ended September 30, 2007, as “Financial income (expenses), net” totaled R$ 4,288 and R$ 12,863 (2006 - R$ 4,288 and R$ 14,652), respectively and as “Other operating expenses, net” totaled R$ 3,733 and R$ 11,200 (2006 - R$ 3,733 and R$ 11,161), respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ equity at September 30, 2007 totaled R$ 187,545 (December 31, 2006 – R$ 211,611).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, of which final liquidation is estimated to be in August 2013.

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (Note 15), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recorded in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be completed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. In November 2006, another amendment to the contract was signed extending the timeframe for the return of the last 3 aircraft until May 2007. The gain has been amortized through December 2006, because the impact of amortization through May 2007 is not relevant.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP. According to recently issued SFAS nº 145 "Rescission of FASB Statements nº 4, 44, and 64, Amendment of FASB Statement nº 13 and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS nº 28, mentioned above.

(v) Sub-leasing of aircraft

The Company sub-leased three Airbus A330 aircraft and one engine under operating leases to another airline company. The contract matured in November 2006 and the aircrafts and engines were returned.

(d) Deferred charges

Brazilian GAAP permits deferral of leasehold improvements.

Under U.S.GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes. As from the second quarter of 2006 such improvements were reclassified in the Brazilian GAAP financials to Property, plant & equipment and therefore the adjustment is no longer applicable.

(e) Business combinations

(i) Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS nº 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to U.S. GAAP, goodwill generated in transactions between entities under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note 31 (e) (ii) below).

For Brazilian GAAP purposes, the net balance of goodwill at September 30, 2007 was R$ 538 (December 31, 2006 - R$ 717), which is being amortized to income over a period of five to 10 years; negative goodwill at September 30, 2007 was R$ 11,099 (December 31, 2006 - R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2003 was reversed, totaling R$ 179 and R$ 538 in the statement of operations for the three and nine month periods ended September 30, 2007 (2006 - R$ 179 and R$ 538), respectively. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 9,500 at September 30, 2007 (December 31, 2006 – R$ 8,963).

For U.S. GAAP purposes, the net balance of goodwill at September 30, 2007 is R$ 9,680 (December 31, 2006 - R$ 9,680).

(ii) Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactively consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS nº 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ 1,859 and R$ 4,233 for the three and nine month periods ended September 30, 2007 (2006 - R$ 315 and R$ (3,950)), respectively and R$ 11,828 in stockholders’ equity at September 30, 2007 (December 31, 2006 – R$ 11,828).

(f) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC nº 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO")) at that date will be charged to income over five years.

Under U.S. GAAP, SFAS nº 87 "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At September 30, 2007, there are still 5 participants (December 31, 2006 - 7 participants) which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated significant risks related to the obligation and assets of the plan (which have already been transferred to PGBL) the participants transferred have been accounted for as partial settlement in accordance with SFAS nº 88 "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. The 5 participants not yet transferred to the PGBL had their benefits frozen in November 2006 and therefore have been accounted for as curtailment.

Based on the report of our independent actuary, the accumulated benefit obligation for the pension plan at September 30, 2007 totaled R$ 952 (December 31, 2006 – R$ 679). The appropriated effects in the statements of operations for the three and nine month periods ended September 30, 2007 totaled R$ 91 and R$ 273 (2006 - R$ 681 and R$ 2,041), respectively.

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

Cost (gain) of benefits in the periods

Cost of services	6	645	18	1,936
Interest cost	39	1,612	117	4,835
Expected return from assets	(72)	(1,423)	(216)	(4,269)
Amortization of actuarial losses (gains)	(3)	(43)	(9)	(128)

Cost (gain) of benefits in the periods, net	(30)	791	(90)	2,374

(g) Derivative instruments

Under Brazilian GAAP, the Company recorded through December 31, 2006 its financial instruments based on contractual rates, recognized on the accrual basis of accounting. As from January 1, 2007, as discussed in Note 28, the Company changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S. GAAP. For purposes of comparison, the Company restated its Brazilian GAAP interim financial information of previous periods presented herein.

Under U.S. GAAP, SFAS nº 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments at fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instruments of the Company qualified as hedges.

Through December 31, 2006, for purposes of reconciliation, TAM had recorded an adjustment to reflect the fair market value of derivative instruments under U.S. GAAP. As from January 1, 2007, TAM changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S.GAAP, and consequently the GAAP difference is no longer applicable. In addition, as the Company adjusted its Brazilian GAAP for all previous periods presented herein to reflect the fair market value of derivative instruments, adjustment is no longer required for purposes of reconciliation for all periods presented.

(h) Revenue recognition – Revenues from partners in the Loyalty Program

Under Brazilian GAAP, revenues related to Loyalty Program partnerships for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points in two components. The first component represents the revenue for air transportation sold, valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For reconciliation purposes, the Company deferred revenue for the three and nine month periods ended September 30, 2007 totaling R$ 3,246 and R$ 12,516 (2006 – R$ 269 and R$ 15,276). The accumulated effect on stockholders’ equity at

September 30, 2007 amounted to R$ 42,714 (December 31, 2006 – R$ 30,198).

(i) Stock options plan

SFAS Statement 123(R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market condition, shall be classified as liabilities. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS nº 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS nº 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares, or 2,857,247 shares, could be used for share options to be granted to employees by the Board of Directors.

Transactions are summarized as follows:

		Weighted-average
	Stock options	exercise price – R$

Outstanding at December 31, 2005	715,255	15.04
Granted	239,750	44.17
Outstanding at December 31, 2006	955,005	22.35
Special Grant	230,000	38.36
Outstanding at September 30, 2007	1,185,005	22.35

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of 7 years.

The options contain a “service condition” as vesting and exercisability of the options depending only on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

Stock options were granted initially with an exercise price of R$ 14.40 per share, for the first grant and R$ 43.48 for the second grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

For Brazilian GAAP no value was registered as expenses in connection with the options granted.

Under U.S. GAAP, the Company accounts for the Plan in accordance with FASB Statement nº 123(R) “Share Based Payments”, since 2005. Accordingly, as the plan is a classified as a liability award, compensation cost has been recognized as the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At September 30, 2007	1st grant	2st grant	Special grant

Risk-free interest rates	11.83%	11.83%	11.83%
Exercise price (adjusted by IGPM)	R$ 15,56	R$ 45,39	R$ 38.36
Dividend yield	1.78%	1.78%	1.78%
Volatility factors of the market	46,91%	46.91%	46.91%
Stock market price	R$ 50,20	R$ 50.20	R$ 50.20

At September 30, 2007, the fair value of the stock options granted was R$ 37.64 and R$ 25.96, respectively, for the 1st and 2nd grant per share resulting in a total fair value of options granted of R$ 26,918 and R$ 6,224, respectively.

The fair value of the stock special granted was R$ 21,64 per share resulting in a fair value R$ 4,796 at September 30, 2007. The special grant was issued at September 27, 2007 and the expenses were not considered relevant for this quarter.

For U.S. GAAP purposes, the Company recorded expenses of R$ (2,222) and R$ 3,487 for the three and nine month periods ended September 30, 2007 (2006 - R$ 1,541 and R$ 4,617), with a corresponding credit to liabilities, considering that the exercise price is indexed to an inflation index (IGPM). This adjustment has no impact for purposes of deferred income tax and social contribution because such expense is a permanent difference. The appropriated effect in the stockholder’s equity at September 30, 2007 was R$ 13,654 (December 31, 2006 - R$ 10,168).

			Options outstanding

Range of	Options outstanding	Weighted average	Weighted average
exercise price	at September 30, 2007	remaining contractual life	exercise price

R$ 15.56	715,255	4.63	R$ 15.04
R$ 45.39	239,750	4.67	R$ 44.17
R$ 38.36	230,000	2.00	R$ 38.36

R$ 15.56– R$ 45.39	1,185,005		R$ 22.35

Such adjustment has no tax effects.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(j) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of IBRACON 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method.

Under U.S. GAAP, the Company records maintenance expenses as incurred.

For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under Brazilian GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 and the depreciation expenses recorded amounting to R$ 6,752 was reversed from stockholders’ equity.

For reconciliation purposes, the Company for the three and nine month periods ended September 30, 2007 reversed depreciation expenses amounted to R$ 1,073 and R$ 1,202, respectively. The accumulated effect on stockholders´ equity at September 30, 2007 amounted to R$ 7,491 (December 31, 2006 – R$ 8,693).

(k) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS nº 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. Earnings may be capitalized, used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred stockholders will receive distributed earnings.

		September 30, 2007

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	139,047	211,091	350,138

Total undistributed earnings	139,047	211,091	350,138

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,792	90,771

Basic and diluted earnings per thousand shares
U.S. GAAP - (whole reais) – R$	2.33	2.33

		September 30, 2006

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	258,433	384,362	642,795

Total undistributed earnings	258,433	384,362	642,795

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,810	88,955

Basic and diluted earnings per thousand shares
U.S. GAAP - (whole reais) – R$	4.32	4.32

(l) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS nº 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS nº 158) and cumulative translation adjustments (Note 31 (q) (iii)).

(m) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the net value.

In addition, for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (45,583) and R$ (140,436) for the three and nine month periods ended September 30, 2007 (2006 - R$ (7,000) and R$ (91,511)), respectively in the statements of operations. The aggregate net deferred tax asset reflected in the stockholder's equity at September 30, 2007 was R$ (269,689) (December 31, 2006 – R$ (129,253). No valuation allowance has been provided on the deferred tax assets because management believes that these benefits will, more likely than not, be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation nº 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financials statements.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities for variable prescribed periods from five to six years.

TAM Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and carrying value are recognizing in the financial statements.

(n) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 30 (r) (i)).The reclassifications, other than those disclosed above, are summarized as follows:

  Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.
  Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.
  The net income (loss) differences between Brazilian GAAP and U.S. GAAP, as detailed in the reconciliation (Note 31 (q) (i)), were incorporated in the statement of operations in accordance with U.S. GAAP.
  Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(o) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast the consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 30 (r) (i)). The reclassifications, other than those disclosed above, are summarized as follows:

  Under BR GAAP, according to Normas e Procedimentos de Contabilidade nº 20 - "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.
  Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi market funds were classified under marketable securities in the balance sheet.
  Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, according to their nature.
  Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

The cost of public equity offering under U.S. GAAP was reclassified to Capital in the stockholder’s equity for the nine month period ended September 30, 2006 in the amount of R$ 8,444.

(p) Reconciliation of the differences between BR GAAP and U.S. GAAP

(i) Net income

		Three-month periods		Nine-month periods
		ended September 30,		ended September 30,

	Note 30	2007	2006	2007	2006

			(Note 21(g))		(Note 21(g))

Net income under Brazilian GAAP		48,522	215,131	79,065	475,560

Reversal of revaluation depreciation	(c) (i)	739	876	2,982	2,706
Lease contracts
Depreciation of capitalized finance lease	(c) (ii)	(35,551)	(33,392)	(103,444)	(100,551)
Foreign exchange variation on finance lease	(c) (ii)	106,485	(10,422)	335,889	188,736
Interest expense on finance lease	(c) (ii)	(32,798)	(28,631)	(102,214)	(92,876)
Result on the aircraft return	(c) (ii)	(4,636)	-	(9,797)	(4,023)
Reversal of operating lease expense	(c) (ii)	95,682	84,578	273,838	251,827

Total lease contracts		129,182	12,133	394,272	243,113

Amortization of gain on sale-leaseback
transactions, net	(c)(iv)	8,021	8,021	24,063	25,813
Depreciation of additional indexation of
permanent assets for 1996 and 1997	(b)	(17)	(22)	(51)	(66)
Reversal of goodwill amortization	(e) (i)	179	179	538	538
Common control – Mercosur	(e) (ii)	1,859	315	4,233	(3,950)
Pension plan	(f)	91	681	273	2,041
Revenue recognition on
Loyalty Program partnership	(h)	(3,246)	(269)	(12,516)	(15,276)
Stock option plan	(i)	2,222	(1,541)	(3,487)	(4,617)
Maintenance	(j)	1,073	-	1,202	-
Public equity offering	(o)	-	-	-	8,444
Deferred income tax and social contribution
on adjustments above	(m)	(45,583)	(7,000)	(140,436)	(91,511)

Net income under U.S. GAAP		143,042	228,504	350,138	642,795

(ii) Stockholders’ equity

		September	December
	Note 30	30, 2007	31, 2006

			(Note 21 (f))

Stockholders’ equity as reported under Brazilian GAAP		1,514,214	1,443,432

Additional indexation of permanent assets for 1996 and 1997, net of depreciation	(b)	17	68
Reversal of revaluation, net	(c) (i)	(136,607)	(147,874)
Lease contracts	(c) (ii)	999,713	605,454
Deferral of gain on sale-leaseback transaction	(c) (iv)	(187,545)	(211,611)
Reversal of goodwill amortization	(e) (i)	9,500	8,963
Business combination (Mercosur)	(e) (ii)	11,828	11,828
Pension plan	(f)	952	679
Revenue recognition on Loyalty Program partnerships	(h)	(42,714)	(30,198)
Stock options program	(i)	(13,654)	(10,168)
Maintenance	(j)	(7,491)	(8,693)
Deferred income tax and social contribution on adjustments above	(n)	(269,689)	(129,253)
Minority interest on adjustments above		(729)	(729)

Stockholders’ equity as reported under U.S. GAAP		1,877,795	1,531,898

(q) Condensed consolidated interim financial information under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM and condensed consolidated statement of cash flow, under U.S. GAAP, were presented as follows:

(i) Consolidated balance sheets under U.S. GAAP:

	September	December
Assets	30, 2007	31, 2006

Current assets
Cash and cash equivalents	548,131	299,507
Marketable securities	1,922,980	2,153,471
Customers accounts receivable (net of allowance for doubtful
accounts – R$ 48,762 and R$ 38,387, respectively)	1,007,144	780,972
Inventories	121,457	113,875
Taxes recoverable	203,467	67,345
Advances to aircraft manufacturers	642,242	221,793
Deferred income tax and social contribution	248	25,425
Prepaid expenses	186,054	117,327
Other	126,132	72,765

	4,757,855	3,852,480

Long-term assets
Advances to aircraft manufacturers	286,916	130,915
Deposits in guarantee	163,355	144,444
Judicial deposits	72,655	55,577
Advances for aircraft maintenance	63,550	46,596
Other	20,706	26,346

	607,182	403,878

Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,816,947	3,391,292

	3,826,697	3,401,042

Total assets	9,191,734	7,657,400

	September	December
Liabilities and stockholders’ equity	30, 2007	31, 2006

Current liabilities
Suppliers	368,314	346,817
Short-term debt, including current portion of long-term debt	675,041	221,908
Debentures	25,958	60,588
Senior notes	17,517	-
Obligations under finance lease and lease payable	374,213	335,254
Return of Fokker 100 fleet	8,723	11,813
Advance ticket sales	823,802	759,210
Salaries and payroll charges	231,704	194,128
Taxes and tariffs payable	78,956	63,783
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	97,394	1,993
Interest on own capital and dividends payable	179	137,269
Other	165,549	198,596

	2,899,435	2,363,444

Long-term liabilities
Long-term debt	304,907	230,864
Debentures	500,000	508,076
Senior notes	551,670	-
Obligation under financial lease	1,913,636	2,033,771
Return of Fokker 100 fleet	45,829	62,806
Provision for contingencies	814,728	722,761
Deferred income tax and social contribution	81,183	9,284
Deferred gain on sale-leaseback	155,462	179,526
Other	44,327	12,226

	4,411,742	3,759,314

Minority interest	2,762	2,744

Stockholders’ equity	1,877,795	1,531,898

Total liabilities and stockholders’ equity	9,191,734	7,657,400

(ii) Consolidated statement of operations under U.S. GAAP

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

Net operating revenue	2,058,406	2,075,776	5,852,851	5,382,792

Operating expenses
Personnel	(323,366)	(208,059)	(905,536)	(604,749)
Fuel	(656,183)	(601,540)	(1,867,441)	(1,579,145)
Aircraft and flight equipment lease	(130,818)	(108,738)	(370,204)	(291,140)
Selling and marketing	(259,887)	(241,769)	(687,468)	(642,688)
Landing, take-off and navigational tariffs	(111,585)	(84,692)	(314,686)	(226,541)
Depreciation and amortization	(62,267)	(57,407)	(178,458)	(168,341)
Maintenance (except personnel)	(131,293)	(104,742)	(343,712)	(284,788)
Services rendered by third parties	(141,065)	(155,657)	(402,055)	(391,397)
Aircraft insurance	(8,340)	(9,486)	(25,218)	(26,728)
Other	(120,881)	(121,482)	(430,658)	(305,309)

	(1,945,685)	(1,693,572)	(5,525,436)	(4,520,826)

Operating income	112,721	382,204	327,415	861,966

Financial income (expenses), net	105,890	(30,381)	214,133	124,207

Income before income tax and social contribution
and minority interest	218,611	351,823	541,548	986,173

Income tax and social contribution	(75,492)	(123,019)	(191,105)	(342,879)

Income before minority interest	143,119	228,804	350,443	643,294

Minority interest	(77)	(300)	(305)	(499)

Net income for the period	143,042	228,504	350,138	642,795

(iii) Condensed statement of stockholders’ equity movement under U.S. GAAP

	Three-month periods		Nine-month periods
	ended September 30		ended September 30

	2007	2006	2007	2006

At beginning of the period	1,736,620	1,277,098	1,531,898	620,151

Capital increase	-	486,775	-	521,091
Share issuance cost	-	-	-	(8,444)
Capital reserve	-	(486,775)	-	(247,927)
Stock option program	-	-	-	3,076
Dividends	-	-	-	(29,405)

Cumulative translation adjustment	(1,867)	926	(4,241)	5,191
Net income for the period	143,042	228,504	350,138	642,795
Comprehensive income	141,175	229,430	345,897	647,986

At end of the period	1,877,795	1,506,528	1,877,795	1,506,528

(iv) Consolidated statement of cash flow under U.S. GAAP

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

Cash flows from operating activities

Net income for the period	143,042	228,504	350,138	642,795

Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	61,735	57,707	177,926	169,352
Deferred income tax and social contribution	52,676	35,206	89,989	154,318
Provision for contingencies	51,271	47,863	91,967	72,221
Loss on disposal of long lived assets	32,560	5,199	41,196	10,592
Indexation charges and exchange variations, net	5,915	14,804	(225,186)	(187,360)
Other provisions	9,578	16,595	15,695	25,838
Minority interest	77	299	305	499

(Increase) decrease in assets
Short term investments	(65,547)	(680,486)	230,491	(1,227,868)
Trade accounts receivable	(38,550)	(128,434)	(226,172)	(178,467)
Inventories	(12,415)	12,962	(10,683)	2,108
Taxes recoverable	(57,762)	(574)	(136,122)	(10,878)
Prepaid expenses	(75,281)	1,901	(84,551)	10,933
Deposits in guarantee	27,583	(14,075)	(18,911)	(18,729)
Judicial deposits	(2,588)	(3,540)	(17,078)	259
Deferred income tax and social contribution	(52,479)	9,799	(48,459)	17,116
Advances for aircraft maintenance	35,171	-	(16,954)	-
Other receivables	11,487	(71,964)	(47,730)	(118,892)

Increase (decrease) in liabilities
Suppliers	21,033	10,003	21,497	36,373
Financial and operating leases	(164,068)	(36,773)	(256,232)	(91,597)
Salaries and payroll charges	48,660	29,612	37,576	30,570
Advance ticket sales	(37,176)	93,553	64,592	226,420
Taxes and tariffs payable	9,333	2,222	15,173	18,768
Income tax and social contribution payable	23,109	1,247	95,401	(3,076)
Return of Fokker 100 fleet	(10,772)	8,202	(20,067)	-
Other	(25,446)	(34,631)	(16,665)	(94,919)

Net cash provided by operating activities	(8,854)	(394,799)	(107,136)	(513,624)

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,

	2007	2006	2007	2006

Cash flows from investing activities

Advances to aircraft manufacturers	(47,062)	(40,418)	(576,450)	(103,719)
Acquisition of property, plant and equipment	(47,747)	(42,286)	(162,061)	(93,269)
Deferred charges	-	(5,229)	-	-

Net cash provided by (used in) investing activities	(94,809)	(87,933)	(738,511)	(196,988)

Cash flows from financing activities

Capital increase	-	-	-	273,164
Dividends paid	-	-	(137,106)	(29,045)
Short and long-term debt
Repayments (interests included)	837,890	(307,722)	(81,321)	(786,890)
Issuance	(771,439)	330,146	503,786	941,272
Finance lease:
Repayments (interests included)	(67,841)	(58,708)	(175,082)	(185,313)
Debentures:
Repayments (interests included)	-	-	-	-
Issuance	-	-	-	-
Senior notes:
Issuance	-	-	607,080	-

Net cash provided by financing activities	(1,390)	472,202	879,999	721,674

Increase in cash and cash equivalents	(105,053)	(10,530)	248,624	11,062

Cash and cash equivalents at the end of the period	(105,053)	(10,530)	548,131	103,997

Cash and cash equivalents at the beginning of	-	-	(299,507)	(92,935)
the period

Change in cash and cash equivalents	(105,053)	(10,530)	248,624	11,062

Supplemental disclosure of cash flow information:
Interest paid (including R$ 27,843 and R$ 98,757
(2006 – R$ 25,871 and R$ 66,514) of interest paid
on finance lease under U. S. GAAP for the three
and nine month periods ended September 30, 2007,
respectively).	35.577	37.244	156.823	95.607

Non cash investing and financing activities -
acquisition of aircrafts under finance lease	292.346	-	504.459	-

Income taxes paid	32.171	66.449	47.002	144.678

(r) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under BR GAAP. The Company considers that it has only one reportable segment.

(s) Additional disclosure – Advertising and publicity expenses

Advertising and publicity expenses totaled R$ 13,271 and R$ 39,200 for the three and nine month periods ended September 30, 2007 (2006 – R$ 13,069 and R$ 30,563), respectively, and are being classified as selling and marketing expenses.

(t) Recently issued accounting pronouncements

In September 2006, the FASB issued FAS 157, “Fair Value Measurement”, which clarifies and set up a framework for measuring fair value and expands disclosure about fair value measurement. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

In February, 2007, the FASB issued FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement 115 "Accounting for Certain Investments in Debt and Equity Securities", which permits the Company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as from November.

*                  *                  *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.